PREGIFTING™

FUNDING FOR
THE WEDDING OF
YOUR DREAMS

The global wedding market is now a $300 billion industry. $55 billion of that is the US wedding market, according to an IBISWorld report, and includes over 500,000 businesses, putting 750,000 people to work. And behind all those silk covered buttons and wedding cupcakes, lies a goldmine of killer apps, wearables and platforms.

- Huffington Post, May 1, 2015

VALUE PROPOSITION

Whether the gift registry is already covered, or the happy couple is a bit short on funds, PreGifting is the ideal way for guests to give them what they really want — a dream wedding day without all the financial stress.

PreGifting allows guests to give a monetary gift before the wedding, and help make the day they say "I do" even more special.

INVESTMENT REQUIRED

Sweets Creative Group, LLC, the parent company of PreGifting is seeking $100,000 investment for 5% equity. Current ownership is 25% ownership from initial round of investment and 75% ownership by it's two partners.

Sweets Creative Group, LLC is projecting sales of $50,000 a month from this investment for a total of $600,000 in sales by end of fiscal year. Mitigating earnings by accounting risks of a startup we are looking at valuation of $2,100,000.

MONETIZATION MODEL

PreGifting receives 2% of all monies raised by couples. With 2.2 million weddings a year in US alone we are looking to convert .5% of them to our platform to achieve 500 weddings a month. At an average of $5,000 raised we would net $100 per wedding.

The numbers from the site are indicating the concept is a viable one. Current conversion rate from new users on the site is 2.5% registration with 10% of those registering setting up an actual campaign. The investment would be solely used for PR and marketing to reach 200,000 pageviews a month. At 2.5% registration conversion and 10% campaign conversion we would reach the 500 couples per month goal. At an average of $100 per campaign profit we would hit the $50,000 a month goal.

CURRENT STATUS

pregifting.net launched on September 21, 2016 with an exclusive provided by the number 1 wedding site in the world, **theknot.com**. Since the launch the concept has been picked up and written about in over 280 media outlets gaining over 100 million impressions.

A poll by **theknot.com** resulted in 48% of respondents saying they would use PreGifting to help fund their wedding and 43% in an internal poll conducted through **surveymonkey.com** agreed.



WHAT IS THE INDUSTRY SAYING?

However, it's the latest wedding gift trend that is guaranteed to **cause the most noise.**

It seems…awkward? But it **does make quite a bit of sense.**

Crowdfunding For Weddings? Yes!

The Bottom Line: Awkward as it may seem, the trend of **crowdfunding weddings looks like it's here to stay.**

It's called **PreGifting** and it allows the bride and groom to register for the wedding itself instead of for china or a crockpot. **It's a little strange, but it does make sense.**

And if you feel like your guests would happily throw in some money to make your wedding the night you've always imagined, **PreGifting is a great option.**

TRADEMARKS AQUIRED



United States of America
United States Patent and Trademark Office

PREGIFTING

Reg. No. 5,115,957
Registered Jan. 03, 2017
Int. Cl.: 35, 36
Service Mark
Principal Register

Sweet Creative Group LLC (NEW JERSEY LIMITED LIABILITY COMPANY)
80 River Street, Penthouse North
Hoboken, NJ 07030

CLASS 35: Bridal registry services; Gift registry services

FIRST USE 9-21-2016; IN COMMERCE 9-21-2016

CLASS 36: Financial sponsorship of events, namely, weddings, birthdays, religious celebrations

FIRST USE 9-21-2016; IN COMMERCE 9-21-2016

THE MARK CONSISTS OF STANDARD CHARACTERS WITHOUT CLAIM TO ANY PARTICULAR FONT STYLE, SIZE OR COLOR

OWNER OF U.S. REG. NO. 8589645

SER. NO. 86-912,738, FILED 02-18-2016
STEVEN W JACKSON, EXAMINING ATTORNEY

Michelle K. Lee
Director of the United States
Patent and Trademark Office



United States of America
United States Patent and Trademark Office

PREGIFT

Reg. No. 5,228,329
Registered Jun. 20, 2017
Int. Cl.: 35, 36
Service Mark
Principal Register

Sweet Creative Group, LLC (NEW JERSEY LIMITED LIABILITY COMPANY)
80 River Street, Penthouse North
Hoboken, NJ 07030

CLASS 35: Bridal registry services; Gift registry services

FIRST USE 9-21-2016; IN COMMERCE 9-21-2016

CLASS 36: Financial sponsorship of events, namely, weddings, birthdays, religious celebrations

FIRST USE 9-21-2016; IN COMMERCE 9-21-2016

THE MARK CONSISTS OF STANDARD CHARACTERS WITHOUT CLAIM TO ANY PARTICULAR FONT STYLE, SIZE OR COLOR

SER. NO. 85-896,456, FILED 04-05-2013
KAMAL PREET, EXAMINING ATTORNEY

Joseph Matal
Performing the Functions and Duties of the
Under Secretary of Commerce for
Intellectual Property and Director of the
United States Patent and Trademark Office

MARKETING PLAN

The $250,000 investment would go towards PR and marketing for the site specifically aimed at the demographics we have identified through polling. A breakdown of where the marketing dollars would go is provided below.

Tactic	Monthly Impressions	% conversion	Number of pageviews	Monthly budget
Google AdWords (remarketing)	1,500,000	0.0435	65,250	$1,600
Social Media (Organic)	1,000,000	0.0185	18,500	$1,500
Facebook				
Twitter				
Pinterest				
Instagram				
Polyvore				
Reddit				
Social Media (Paid)	2,000,000	0.0351	70,200	$2,000
Public Relations	(no formula available)		50,000	$2,500
Total Monthly			203,950	$7,600
Total Yearly			3,180,000	$91,200
Tactic	Monthly Impressions	% conversion	Number of pageviews	Monthly budget

ADDITIONAL MONETIZATION OPPORTUNITIES

- **Advertising opportunities for vendors to couples who just raised more money for their wedding**

- **Opportunity to sell leads; (ie. banks who want newly wed couples that will open joint account, buy house, etc)**

- **Interest on banking account - Pregifting holds all funds until wedding is close**



PREGIFTING™

HOW IT WORKS   FIND A COUPLE   SWEEPSTAKES   **REGISTER A WEDDING**   **SIGN IN**

as seen on
the knot

FUNDING FOR
THE WEDDING OF
YOUR DREAMS

Whether the gift registry is already covered, or the happy couple is a bit short on funds, PreGifting is the ideal way for guests to give them what they really want — a dream wedding day without all the financial stress.

PreGifting allows guests to give a monetary gift before the wedding, and help make the day they say "I do" even more special.

SEE HOW IT WORKS

SOCIAL MEDIA



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Picked up by 281 media outlets, with total combined UMV of 88,634,365 audience

On a scale of 1-100, the release pickup is currently in the 85th percentile for similar industry releases, and 98th percentile for traffic

PR Newswire Recap

- Distributed - http://www.prnewswire.com/news-releases/pregifting-website-aims-to-alleviate-burden-of-wedding-costs-for-newlyweds-300331853.html
- 224 members of the media accessed the release (viewed it in their PR Newswire for Journalists portal), including KABC-TV, Bridal Beauty Magazine, Wedding Magazine, You and Your Wedding, Perfect Wedding, Weight Watchers, About.com, Woman's Day, NPR

- Wire pickup highlights include
- - Yahoo! Finance (15.1 million UMV) - http://finance.yahoo.com/news/pregifting-website-aims-alleviate-burden-153100669.html
- - MarketWatch (7.5 million UMV) - http://www.marketwatch.com/story/pregiftingtm-website-aims-to-alleviate-burden-of-wedding-costs-for-newlyweds-2016-09-21

Facebook pick up of the press release:

The No 1 Wedding Guide – Facebook (165 Fans) - https://www.facebook.com/TheNo1WeddingGuide/posts/1749468995312035?match=cHJlZ2lmdGluZw%3D%3D

The Bridal Hour Union County NJ – Facebook (180 Fans) - https://www.facebook.com/TheBridalHourUnionCountyNJ/posts/1663361823976968?match=cHJlZ2lmdGluZw%3D%3D

The Wedding Guide Manhattan – Facebook (171 Fans) - https://www.facebook.com/TheWeddingGuideManhattan/posts/1655126851465791?match=cHJlZ2lmdGluZw%3D%3

The Bridal Hour New Jersey – Facebook (201 Fans) - https://www.facebook.com/TheBridalHourNewJersey/posts/1865069570380020?match=cHJlZ2lmdGluZw%3D%3D

The Wedding Guide New Jersey – Facebook (185 Fans) - https://www.facebook.com/TheWeddingGuideNewJersey/posts/1785840885021402?match=cHJlZ2lmdGluZw%3D%3D

The Bridal Hour Hunterdon County NJ – Facebook (207 Fans) - https://www.facebook.com/TheBridalHourHunterdonCountyNJ/posts/336998636651019?match=cHJlZ2lmdGluZw%3D%3D

The Bridal Hour New York – Facebook (184 Fans) - https://www.facebook.com/TheBridalHourNewYork/posts/1110184132369889?match=cHJlZ2lmdGluZw%3D%3D

The Bridal Hour – Facebook (182 Fans) - https://www.facebook.com/TheBridalHour/posts/981216775320173?match=cHJlZ2lmdGluZw%3D%3D

The Bridal Hour Manhattan – Facebook (198 Fans) - https://www.facebook.com/TheBridalHourManhattan/posts/653142684853109?match=cHJlZ2lmdGluZw%3D%3D

The Wedding Guide New York – Facebook (171 Fans) - https://www.facebook.com/TheWeddingGuideNewYork/posts/1452222298127178?match=cHJlZ2lmdGluZw%3D%3D

PR CAMPAIGN CONT…

Recent Media Mentions

Sweepstakes Max (N/A UMV) - http://sweepstakesmax.com/the-pregifting-dream-wedding-sweepstakes_S88959
Twitter (462 followers) - https://twitter.com/SweepstakesMax/status/773262145567936512
Sweepstake.com (26,062 UMV) - http://www.sweepstake.com/directory/5339/win-5000-wedding-your-dream
Facebook (39,000 followers) - https://www.facebook.com/sweepstakefans/?fref=ts
Giveaway Monkey (N/A UMV) - http://www.giveawaymonkey.com/pregifting-dream-wedding-sweepstakes-giveaway/
The Knot (4,449,524 UMV) - https://www.theknot.com/content/pregifting-crowdfunding-wedding/?utm_source=twitter.com&utm_medium=social&utm_content=sep2016&utm_campaign=news&utm_simplereach=?sr_share=twitter
Twitter (231,000 followers) - https://twitter.com/theknot/status/778953250036940800
Facebook (557,196 fans) - https://www.facebook.com/theknot/posts/10154460393699014
The Daily Dot (4,007,926 UMV) - http://www.dailydot.com/irl/crowdfunding-weddings-pregifting-friends/?tw=dd
Twitter (276,000 followers) - https://twitter.com/dailydot/status/779279734878404608
Facebook (2,275,178 fans) - https://www.facebook.com/dailydot/posts/1161717407232578
Sweepstakes Lovers (N/A UMV)- http://www.sweepstakeslovers.com/round-up/americas-test-kitchen-passengers-gate-sweepstakes/
Spring Street- http://www.spring.st/wedding-crowdfunding-sites
Facebook (11,938 fans) - https://www.facebook.com/springstus/posts/652209381605852
Mama Mia (Australia)- Mama Mia (UMV N/A) - http://www.mamamia.com.au/crowdfunding-for-weddings/
Debrief Daily – Facebook (42,502 fans) - https://www.facebook.com/debriefdaily/posts/1330872046952814?match=Y3Jvd2RmdW5kLHdlZGRpbmc%3D
KTOM (Audience: 48,000) - http://ktom.iheart.com/onair/jim-show-4327/crowdfunding-for-weddings-yes-15167150/
Mix 103.3 (UMV N/A) - http://mix1033fm.iheart.com/onair/mix-mornings-with-lori-47980/should-you-use-a-crowdfunding-site-15168877/
Twitter (1,000 followers) - https://twitter.com/MIX1033FM/status/783291039176019968
New Country 107.9 (UMV N/A) - http://newcountry1079.iheart.com/onair/rip-wooten-38542/crowdfunding-for-your-wedding-is-it-15166243/
Facebook (6,500 fans) - https://www.facebook.com/1079WYYD/posts/1313408648691135?match=Y3Jvd2RmdW5kaW5nLHdlZGRpbmc%3D
Contest Listing - http://www.contestlisting.com/pregifting-dream-wedding-sweepstakes-giveaway/
Emperola (N/A UMV) - http://www.emperola.com/us/42964-contest-pregifting_dream_wedding_sweepstakes_pregifting
Twitter (3,830 Followers) - https://twitter.com/Emperolacom/status/786305253100650496
Win A Sweepstakes (N/A UMV) - http://winasweepstakes.com/sweepstakes/win-5000-cash-towards-a-wedding-pregifting-83945
Just Sweep (N/A UMV) - http://justsweep.com/2016/10/13/5000-for-dream-wedding-giveaway/
Double Prizes (N/A UMV) - http://www.doubleprizes.com/contests/42006
International Giveaway Blogs (N/A UMV) - http://international-giveaways.blogspot.com/2016/10/pregifting-dream-wedding-sweepstakes.html
BlogLovin (1,191,697 UMV) https://www.bloglovin.com/blogs/international-giveaways-3823785

International Pickup

WSFM - http://www.wsfm.com.au/lifestyle/at-home/pregifting-for-weddings-is-now-a-thing
MIX 106 - http://www.mix106.com.au/lifestyle/at-home/pregifting-for-weddings-is-now-a-thing
KIIS 106.5 http://www.kiis1065.com.au/lifestyle/at-home/pregifting-for-weddings-is-now-a-thing
Gold 104.3 - http://www.gold1043.com.au/lifestyle/at-home/pregifting-for-weddings-is-now-a-thing
KIIS 101.1 - http://www.kiis1011.com.au/lifestyle/at-home/pregifting-for-weddings-is-now-a-thing
Cruise 1323 - http://www.cruise1323.com.au/lifestyle/at-home/pregifting-for-weddings-is-now-a-thing
97.3 FM http://www.973fm.com.au/lifestyle/at-home/pregifting-for-weddings-is-now-a-thing
4KQ - http://www.4kq.com.au/lifestyle/at-home/pregifting-for-weddings-is-now-a-thing

THANK YOU!

PREGIFTING™